UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 09 January 2019
Exhibit No. 2	Block listing Interim Review dated 22 January 2019
Exhibit No. 3	Holding(s) in Company dated 31 January 2019
Exhibit No. 4	Total Voting Rights dated 01 February 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 01, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:			Barclays PLC, GB0031348658
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights					X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name			Norges Bank
City and country of registered office (if applicable)			Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:			08/01/2019
6. Date on which issuer notified (DD/MM/YYYY):			09/01/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)		% of voting rights throughfinancial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.97%		0.00%	2.97%	17,132,806,284
Position of previous notification (if applicable)	3.001%		0.00%	3.001%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
	Class/type ofshares ISIN code (if possible)		Number of voting rightsix	% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
	GB0031348658	509,562,903		2.97%

	SUBTOTAL 8. A		509,562,903	2.97%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
	Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
X
Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	09/01/2019

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date:  22 January 2019

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2018 - 31 December 2018
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	21,589,287	5,081,968	1,709,848	22,636,578
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	10,000,000	25,000,000	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	2,396,692	9,168,427	0	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	29,192,595	20,913,541	1,709,848	22,636,578
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	(i) Edward Bramson (ii) Stephen Welker (iii) Sherborne Investors Management GP, LLC (iv) Sherborne Investors Management LP
City and country of registered office (if applicable)	135 East 57th Street Floor 32 New York, NY 10022 United States of America
4. Full name of shareholder(s) (if different from 3.)v
Name
(i)   SIGC, LP (Incorporated), as a counterparty to the investment management agreement with Sherborne Investors Management (Guernsey) LLC
(ii)  Whistle Investors LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP
(iii) Whistle Investors II LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP

City and country of registered office (if applicable)
SIGC, LP (Incorporated):
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey GY1 2HL

Whistle Investors LLC and Whistle Investors II LLC:
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
United States of America

5. Date on which the threshold was crossed or reachedvi:		29 January 2019
6. Date on which issuer notified (DD/MM/YYYY):		30 January 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.10%	0.41%	5.51%	17,132,806,284
Position of previous notification (if applicable)	4.95%	0.46%	5.41%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		873,494,550		5.10%
SUBTOTAL 8. A	873,494,550		5.10%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
TRS	10 April 2019		Cash	70,454,539	0.41%
			SUBTOTAL 8.B.2	70,454,539	0.41%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edward Bramson	5.10%	N/A	5.51%
Stephen Welker	5.10%	N/A	5.51%
Sherborne Investors Management GP, LLC	5.10%	N/A	5.51%
Sherborne Investors Management LP	5.10%	N/A	5.51%
Intentionally left blank	Intentionally left blank	Intentionally left blank	Intentionally left blank
Edward Bramson	5.10%	N/A	5.51%
Stephen Welker	5.10%	N/A	5.51%
Sherborne Investors Management GP, LLC	5.10%	N/A	5.51%
Sherborne Investors Management LP	5.10%	N/A	5.51%
Sherborne Investors Management (Guernsey) LLC	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional information xvi

Place of completion	London
Date of completion	30 January 2019

Exhibit No. 4

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2019, Barclays PLC's issued share capital consists of 17,134,457,673 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,134,457,673) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927